Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Questar Corporation 401(k) Retirement Income Plan (formerly known as the Questar Corporation Employee Investment Plan) of our reports (a) dated February 25, 2014, with respect to the consolidated financial statements and schedule of Questar Corporation and the effectiveness of internal control over financial reporting of Questar Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2013, and (b) dated June 24, 2013, with respect to the financial statements and schedule of the Questar Corporation Employee Investment Plan in the Questar Corporation Employee Investment Plan’s Annual Report (Form 11-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah
June 3, 2014